April 27, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. Christian N. Windsor

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Hometown Bancorp, Inc.

Registration Statement on Form SB-2

Filed March 16, 2007

File No. 333-141351

Dear Mr. Windsor:

On behalf of Hometown Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form SB-2 filed on March 16, 2007 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on April 13, 2007. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (“OTS”) on the Company’s Application on Form MHC-2.

Comment No. 1

Please update the financial statements as required by Item 310(g) of Regulation S-B when you file an amendment to the registration statement.

Response to Comment No. 1

The Company is aware of its obligation to update the financial statements in the event effectiveness of the Registration Statement is delayed.

Mr. Christian N. Windsor

April 27, 2007

Comment No. 2

A currently dated consent of the independent auditors should be included in the amendment to the registration statement. See Rule 302 of Regulation S-T which discusses signatures in electronic filings.

Response to Comment No. 2

A currently dated consent of the independent auditors is included as Exhibit 23.4 to the Amended Registration Statement.

Comment No. 3

Please revise to state that the Summary summarizes “material,” not selected information.

Response to Comment No. 3

The requested revision has been made on page 1 of the prospectus in response to this comment.

Comment No. 4

How We Determined the Offering Range, page 4

You have disclosed that the offering price for the maximum range is being offered at a discount on a fully converted tangible book value basis relative to the peer group median. Please disclose, in this section and again in the section “How We Determined the Offering Range and the $10.00 Purchase Price” beginning on page 82, why you decided to price the stock at this discount. In particular, please indicate the specific reasons identified by FinPro to justify the discount to the peer group.

Response to Comment No. 4

The prospectus has been revised on pages 4 and 91 in response to this comment.

Comment No. 5

Reasons for the Offering, page 6

We note that the reasons you have given for the offering are mostly focused on increased lending and growth opportunities at the bank level; however, it appears from your “Use of Proceeds section” that a substantial majority of your proceeds will go to the bank holding company at the offering’s maximum range. Please include additional disclosure here, and on page 71, addressing the Bank Holding Company’s reasons for offering which specifically addresses this potential surplus.

Mr. Christian N. Windsor

April 27, 2007

Response to Comment No. 5

The prospectus has been revised on pages 6-7 and 79 in response to this comment.

Comment No. 6

Equity Incentive Plan, page 7

Where you have disclosed the number of stock options as a percentage of total shares issued, including the shares issued to Hometown Bancorp MHC, please also include this number based on the number of shares issued to public shareholders only. For example, you have stated that options may be issued up to 4.9% of the total outstanding shares, but the percentage of the public shares this represents is 10.89%.

Response to Comment No. 6

Based on our discussions with Ms. Kathryn McHale of your office, the requested disclosure has been added to page 7 of the prospectus in response to this comment.

Comment No. 7

Risk Factors, General, page 13

Several of your risk factors make statements that you “cannot assure” or “cannot guarantee” the reader that a given event might happen. Revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain to the reader likelihood of the risk impacting an investment in your stock, not your ability to provide assurance.

Response to Comment No. 7

The “Risk Factors” section has been revised to eliminate this type of language.

Comment No. 8

Risk Factors, General, page 13

If appropriate, please include a risk factor which addresses your exposure to the subprime lending market in light of the current climate of default. Include a discussion regarding how this may affect your future financial results and business practices. We note you have experienced almost triple the number of residential delinquencies in 2006 compared to 2005. Please include a fulsome discussion of this risk.

Response to Comment No. 8

Walden Federal Savings and Loan Association (the “Bank”) does not engage in subprime lending. The rise in delinquencies over the period in question is primarily the result of (i) a single residential loan for $566,000 which was 30 days delinquent as of December 31, 2006 and (ii) the

Mr. Christian N. Windsor

April 27, 2007

extremely low delinquency rate as of December 31, 2005. Disclosure has been added to page 58 of the prospectus above Table 17, Selected Loss Delinquencies, to provide a reason for the increase in delinquencies. The Company does not perceive a trend or a material risk with respect to the Bank’s delinquencies. The $566,000 loan at issue is currently 30 days past due and contact has been made with the borrower. The loan is well secured and Walden Federal does not anticipate a loss on the loan. Therefore, the Company does not believe that an additional risk factor is necessary.

Comment No. 9

The loss of senior management . . . page 14

Please include that your currently do not have employment agreements or non-compete agreements with any of the named executives.

Response to Comment No. 9

The requested disclosure has been added to page 15 of the prospectus in response to this comment.

Comment No. 10

Use of Proceeds, page 21

We note that one of the possible uses of proceeds you have suggested is the repurchase of your common stock; please include an explanation as to why you are currently contemplating repurchasing your stock which, based on the peer group data, could cost significantly more after this offering.

Response to Comment No. 10

The requested disclosure has been added to page 25 of the prospectus in response to this comment.

Comment No. 11

Capitalization, page 24

Please revise the column headings of the capitalization table to state that they relate to the pro forma capitalization for the minimum, midpoint, maximum and adjusted maximum amounts of the offering range.

Response to Comment No. 11

The requested revision has been made page 28 of the prospectus in response to this comment.

Mr. Christian N. Windsor

April 27, 2007

Comment No. 12

Capitalization, page 24

Disclose the equity-to-assets ratio for each of the capitalization ranges and describe in a footnote how this ratio is determined.

Response to Comment No. 12

The equity-to-assets ratios and explanatory footnote were added to pages 28-29 of the prospectus in response to this comment.

Comment No. 13

Regulatory Capital Compliance, page 25

Please revise this section to state that all regulatory capital ratios are Tier 1 risk-based ratios as described in Note 15, Regulatory Capital Requirements, on page F-25.

Response to Comment No. 13

Based on a telephone discussion with Edwin Adames of your office on April 18, 2007, this comment is no longer applicable given that the Bank’s regulatory capital ratios are determined in accordance with Schedule CCR of the Office of Thrift Supervision’s “Thrift Financial Report Instruction Manual” and are already disclosed in Note 15 to the consolidated financial statements. See response to Comment No. 15 below regarding the regulatory basis for the Bank’s accounting for its capital ratios.

Comment No. 14

Regulatory Capital Compliance, page 25

Please tell us and explain in a footnote to this section why the common stock to be acquired for restricted stock awards under the equity incentive plan, as described in footnote (5) to the capitalization table on page 24, has not been deducted from the net proceeds of the offering to determine the pro forma increases in GAAP and regulatory capital.

Response to Comment No. 14

The restricted stock awards are not deducted from the net proceeds in the regulatory capital table because the restricted stock plan is a benefit plan implemented at the holding company level. The regulatory capital table illustrates the change in capital at the bank level and is based on regulatory capital requirements applicable to the Bank only. As such, there is no need for an adjustment. A footnote has been added on page 30 of the prospectus to explain the omission.

Mr. Christian N. Windsor

April 27, 2007

Comment No. 15

Regulatory Capital Compliance, page 25

Please tell us and revise footnote (2) to provide the following information:

•

Quantify the percentage or dollar amount of the portion of net unrealized losses on available-for-sale securities that were recorded as a difference between the capital level under generally accepted accounting principles and the Tier 1 tangible capital and core capital.

•

State the regulatory basis for including only a portion of the net unrealized losses as a difference between capital under generally accepted accounting principles and Tier 1 tangible capital and core capital.

•

Revise the reference to Note 15, Regulatory Capital Requirements, on page F-24 of the financial statements to describe the nature of the additional information. Note 15 does not appear to describe the reasons for the difference between capital under generally accepted accounting principles and equity under generally accepted accounting principles and Tier 1 tangible capital and core capital.

Response to Comment No. 15

The Bank’s regulatory capital ratios are determined in accordance with Schedule CCR of the Office of Thrift Supervision’s “Thrift Financial Report Instruction Manual.” In particular, page 1606 of the Manual describes the proper accounting for accumulated gains and losses on certain available-for-sale securities, namely that available-for-sale debt securities should be reported at amortized cost (not fair value), thereby requiring that the FAS 115 adjustment be added back/deducted. The total unrealized loss on the available-for-sale securities was $3,000. The FAS 115 adjustment to equity capital was $2,000 and the deferred tax asset was $1,000. Therefore, the portion of the unrealized loss is included in the calculation of regulatory capital and represents the total loss net of the assumed tax impact.

Note 15 on page F-25 has been revised to add the reconciliation of capital between equity capital determined in accordance with generally accepted accounting principles and regulatory capital.

Comment No. 16

Pro Forma Data, page 26

Please provide in this section the following information:

•	State if the pro forma stockholder’s equity is intended to represent the fair market value of the common stock; and

•	Disclose if the amounts available for distribution to shareholders may be different than the pro forma shareholder’s equity in the event of liquidation.

Mr. Christian N. Windsor

April 27, 2007

Response to Comment No. 16

The disclosure is currently on page 32 of the prospectus.

Comment No. 17

Pro Forma Data, page 26

Please describe in this section the effect, if any, on pro forma stockholder’s equity and pro forma stockholder’s equity per share of the bad debt reserve established by the Company for federal income tax purposes in the event of liquidation.

Response to Comment No. 17

The disclosure is currently on page 32 of the prospectus.

Comment No. 18

Lending Activities, One to Four-Family Residential Loans, page 32

Please disclose what underwriting criteria are used to determine the credit worthiness of your customers.

Response to Comment No. 18

The requested disclosure has been added to pages 37-38 of the prospectus in response to this comment.

Comment No. 19

Loan Underwriting Risks; Adjustable Rate Loans, page 34

We note that you state a “rising interest rate environment could cause an increase in delinquencies and defaults;” please disclose whether you have experienced this situation to date.

Response to Comment No. 19

The requested disclosure has been added to page 39 of the prospectus in response to this comment.

Mr. Christian N. Windsor

April 27, 2007

Comment No. 20

Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 40

Table 3, Summary of Loan Activity, page 44

We refer to the purchase of loan participations for $2.2 million in 2006. Please tell us and include a footnote to the table to describe:

•	The nature and risk characteristics of the loan participations;

•	The business reasons for their acquisitions; and

•	If these purchases of loan participations are expected to recur in future periods.

Response to Comment No. 20

From time to time, we will purchase participations in loans from local financial institutions to supplement our lending portfolio. We purchased a total of five loan participations during 2006, including one commercial real estate loan (partially owner-occupied), one multi-family real estate loan, two construction loans and one commercial business loan. Each of these loans were purchased from local community banks and all such loan participations were underwritten by Walden Federal in accordance with its underwriting standards. We are permitted to review all of the documentation relating to any loan in which we participate. However, in a purchased participation loan, we do not service the loan and thus are subject to the policies and practices of the lead lender with regard to monitoring delinquencies, pursuing collections and instituting foreclosure proceedings. We anticipate considering future participations, but do not expect that future participations will match the levels of 2006.

The requested disclosure has been included in a footnote to Table 3, Summary of Loan Activity on page 49 of the prospectus in response to this comment.

Comment No. 21

Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 40

Table 3, Summary of Loan Activity, page 44

Discuss in this section the reasons for the 19% decrease in total loan originations during the year ended 2006 as compared to 2005 and if this decrease is indicative of a trend that is expected to affect future fiscal periods.

Response to Comment No. 21

The requested disclosure has been added to page 49 of the prospectus in response to this comment.

Mr. Christian N. Windsor

April 27, 2007

Comment No. 22

Provision for Loan Losses, page 47

We refer to your statement that the change in the provision for 2006 of $102,000 as compared to $99,000 for 2005 was based on management’s estimate of the losses inherent in your total loan portfolio and the increase in the size of the loan portfolio. Please revise this discussion to fully explain the reasons for the changes in the provision for the loan loss allowance taking into consideration the following:

•

Changes in your credit risk profile as compared to other thrift institutions as a result of your increased lending of higher risk loans for commercial real estate, construction and land acquisitions. Refer to the risk factor on page 13 titled “Our emphasis on commercial real estate, construction, commercial and land lending may expose us to increased lending risks.”

•

Changes in estimation methods and assumptions that have affected your analysis of the reasonability of your allowance for loan losses due to increases in your loan portfolio related to larger loan balances to higher-risk single borrowers or groups of related borrowers.

•

Increases in the dollar amount of substandard assets totaling $355,000 in 2006 as compared to $227,000 in 2005 as stated in Table 16, Classified and Criticized Assets on page 52. Refer to the third paragraph in the “Analysis and Determination of the Allowance for Loan Losses” on page 53 that states no portion of the allowance was allocated to problem loans at December 31, 2006.

•

Non accruing loans were $439,000 as of December 31, 2006, a 428% increase as compared to $83,000 as of December 31, 2005 as stated in Table 15, Non-performing Assets on page 51. Consider in your response that non accruing loans as of December 31, 2006 are 70% of your allowance for loans losses of $623,000 as of that date.

•

The estimated loan loss on the non accruing commercial real estate loan for $191,000 collateralized by restaurant property for which you have initiated foreclosure proceedings. Refer to Table 15, Non-performing Assets on page 51.

•

The current collection status of the residential real estate loans totaling $647,000 that were past due as of December 31, 2006 considering they were equal to 103% of the allowance for loan losses as of that date. Refer to Table 17, Selected Loss Delinquencies.

Response to Comment No. 22

Disclosure in response to the third bullet point above has been added to pages 53, 57 and 58 of the prospectus. Disclosure in response to the fourth and fifth bullet points above has been added to pages 53 and 57 of the prospectus. Disclosure in response to the fifth bullet point above has been added

Mr. Christian N. Windsor

April 27, 2007

to page 57 of the prospectus. Disclosure in response to the sixth bullet point above has been added to page 58 of the prospectus.

With respect to the first two bullets above, in determining the provision for loan losses, Walden Federal takes into account the higher risk associated with commercial real estate, construction, commercial and land acquisition loans in determining the adequacy of the loan loss and the need for additional provision to the loan loss allowance, as is discussed on pages 24, 53 and 59 of the prospectus.

Comment No. 23

Tell us and discuss in this section the effect on your provision for loan losses for 2005 of the foreclosed real estate totaling $1.019 million that was transferred out of your loan portfolio during the year ended December 31, 2005 as stated in Table 3, Summary of Loan Activity on page 44.

Response to Comment No. 23

The foreclosed real estate totaling $1.019 million in 2005 had no impact on the Bank’s loan loss provision during 2005. No provision for loan loss was deemed necessary because the value of the foreclosed properties was sufficient to cover the anticipated costs associated with the properties and foreclosed balance. At December 31, 2006, none of the foreclosed properties remained on the books of Walden Federal at December 31, 2005. No loss was recognized on any of these foreclosed properties.

Disclosure has been added to page 53 of the prospectus in response to this comment.

Comment No. 24

Tell us and revise this section to state if this foreclosed real estate is the same as that described in footnote (1) to Table 3 on page 44 that states $1.2 million in real estate loans held-for-sale area not reflected in your loan portfolio as of December 31, 2006.

•

Assuming they are the same real estate assets, discuss in this section the current sale status of the foreclosed real estate held-for-sale and any additional charges to the allowance for loan losses related to impairments to the fair value of the foreclosed property.

•	Reconcile the $1.019 million of foreclosed real estate in Table 3 to the $222,000 of foreclosed real estate shown in Table 15, Non-performing assets as of December 31, 2005 on page 51.

Response to Comment No. 24

Footnote (2) (previous footnote (1)) refers to loans originated for sale that had been closed but not funded at the respective periods. Those loans are not related to the foreclosed real estate. Footnote (2) to Table 3, Summary of Loan Activity, on page 49 of the prospectus has been revised to highlight the difference between the foreclosed real estate and the loans available-for-sale.

Mr. Christian N. Windsor

April 27, 2007

The $222,000 non-performing asset as of December 31, 2005 represents the remaining property on the books of Walden Federal out of the total $1.019 million of foreclosed real estate that was on Walden Federal’s books in 2005. That property was subsequently disposed of during 2006. No losses were recorded on any of the foreclosed properties. A footnote has been added to Table 15, Non-performing Assets, to reconcile the $1.0 million in foreclosed real estate reflected in Table 3 to the $222,000 of foreclosed real estate reflected in Table 15.

Comment No. 25

Average Balance Sheet and Related Yields and Rates, page 49

With respect to footnote (1) on page 49 please tell us and discuss in the note the following:

•

Your accounting basis for including in your calculation of yields and costs letters of credit for $1.6 million and $713,000 which are considered land loans with zero interest earned during 2006 and 2005.

•	Your accounting basis for including in non-interest bearing deposits these letters of credit in which no interest is paid.

•

Provide a cross reference to the related note in the financial statements that explains your accounting and valuation of these letters of credit including why no interest was imputed on the land loans during these periods.

Response to Comment No. 25

These zero interest earned letters of credit, considered land loans, and non-interest bearing deposits are reported gross on the statement of condition and are included in the calculation of yields. These letters of credit have been issued on behalf of customers primarily to secure construction or land development projects that involve public improvements. The letters of credit are fully secured by a note and a mortgage placed on the related property. The notes contain provisions that waive any interest payments provided there is no drawdown on the letter of credit. The funds associated with the letters of credit are advanced and placed in a non-interest bearing deposit account in order to enhance Walden Federal’s collateral position under New York State Lien Law. Walden Federal’s attorneys recommended that under New York State Lien Law, any lien that accrues prior to an advance under a mortgage note has priority over the lien of the mortgage that secures the note, at the time the lien is filed. As such, if Walden Federal did not advance the full amount of the mortgage, its lien would be behind any future mortgages, liens or judgments affecting the collateral property.

The accounting for the transaction as a loan and deposit is based on the existence of a valid and legally enforceable loan transaction for which funds have been advanced and placed into a separate deposit account. Interest is waived on these loans provided there are no drawdowns on the related letter of credit and no interest is imputed on these loans pursuant to Paragraphs 3 and 11 of Accounting Principles Board Opinion No. 21 (“APB No. 21”) – “Interest on Receivables and Payables.” Paragraph 2 of APB No. 21 states that “the opinion is not intended to apply to the customary cash lending activities and demand or savings deposit activities of financial institutions whose primary business is lending money.” Paragraph 11 of APB No. 21 also states that “when a note is received or issued solely for cash and no other right or privilege is exchanged, it is presumed to have a present value at issuance measured

Mr. Christian N. Windsor

April 27, 2007

by the cash proceeds exchanged.” In this instance, the loans are issued solely for cash and the cash is placed in a deposit account. The loan and deposit transaction is done only to collateralize the letter of credit and does not provide any other rights or privileges.

The accounting basis for reporting these zero interest earned loans and non-interest bearing deposits gross on the statement of condition and in the calculation of yields is related to the right of offset. As discussed in FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts, paragraph 5:

...it is a general principle of accounting that the offsetting of assets and liabilities in the balance sheet is improper except where a right of setoff exists. A right of setoff is a debtor’s legal right, by contract or otherwise, to discharge all or a portion of the debt owed to another party by applying against the debt an amount that the other party owes the debtor. (For purposes of this Interpretation, cash on deposit at a financial institution is to be considered by the depositor as cash rather than as an amount owed to the depositor). A right of setoff exists when all of the following conditions are met:

a. Each of TWO parties owes the other determinable amounts.

b. The reporting party has the right to set off the amount owed with the amount owed by the other party.

c. The reporting party intends to set off.

d. The right of setoff is enforceable at law.

As discussed above, the offsetting of assets and liabilities in a balance sheet is improper, except where a right of setoff exists. In this case, the Bank does not intend to offset the loan and deposit accounts as it would defeat the purpose of advancing funds to enhance the Bank’s collateral position. Therefore, a “right of offset” does not exist and the loan and related deposit accounts are presented gross in the statements of financial condition and calculation of yields.

Note 1 on page F-8 has been revised to add language describing how Walden Federal accounts for the letters of credit. A cross reference has been added to Table 13, footnote 1 on page 55.

Comment No. 26

Risk Management; Overview, page 50

Please discuss whether you face any risk that you may have to buy-back loans that you had previously sold due to early default.

Response to Comment No. 26

The requested disclosure has been added to page 56 of the prospectus in response to this comment.

Mr. Christian N. Windsor

April 27, 2007

Comment No. 27

Disclose if at the end of the most recent reported period any loan concentrations exceeding 10% of the total loans which are not otherwise disclosed as a category of loans. Refer to Item III.C.4 of Industry Guide 4.

Response to Comment No. 27

The requested disclosure has been added to page 48 of the prospectus in response to this comment.

Comment No. 28

Directors’ Compensation, page 60

Revise this section to include the narrative disclosure called for by Item 402(f)(3) of Regulation SB. In particular, please discuss the manner in which directors are paid for their service, including attendance requirements and any other factors that affect their compensation. Also, please revise this section to briefly explain Mr. Jamison’s inspection services which he provides to Walden Federal.

Response to Comment No. 28

The prospectus has been revised on pages 65-66 in response to this comment.

Comment No. 29

Directors’ Retirement Plan, page 60

Please define what constitutes a change in control under these agreements, including whether a second step conversion would constitute a change in control.

Response to Comment No. 29

The prospectus has been revised on page 67 in response to this comment.

Comment No. 30

Executive Compensation, page 60

Summary Compensation Table, page 61

Revise this section to expand the narrative disclosure required by Item 402(e) of Regulation SB. In particular, we note that the named executive officers received substantial bonuses in 2006. Please discuss the material terms of the bonus plan, as required by Item 402(3)(i). Also, consider whether the payments are correctly considered “bonus” payments or “non-equity compensation” as defined by Release 33-8732.

Mr. Christian N. Windsor

April 27, 2007

Response to Comment No. 30

The requested disclosure has been added to page 68 of the prospectus in response to this comment.

Comment No. 31

Subscriptions by Executive Officers, page 64

We note that three of your directors intend to purchase 10,000 shares each in the offering; however, it appears that the purchase limitation for individuals is 7,500. Please disclose the basis on which these directors are able to purchase 10,000 shares.

Response to Comment No. 31

As disclosed under the third bullet point on page 84 under “The Stock Offering – Limitations on Purchases of Shares,” the overall purchase limitation for a person together with associates of such person is 10,000 shares, or $100,000. This $100,000 limitation applies to all eligible purchasers in the offering while the individual purchase limit is 7,500 shares or $75,000. Therefore, the three Company directors who intend to purchase 10,000 shares would be doing so based upon their eligible accounts and the overall maximum purchase limitation of $100,000. This $100,000 overall purchase limitation is determined by means of the Company’s Plan of Stock Issuance, filed as Exhibit 10.1 to the Registration Statement.

Comment No. 32

Regulation of Federal Savings Associations, page 65

To the extent that you have not disclosed where Walden Federal fits in to each discussion, please add disclosure. For example, when you discuss the Office of Thrift Supervision’s categories of undercapitalization, please disclose how Walden Federal is categorized under this system.

Response to Comment No. 32

The prospectus has been revised on page 73 in response to this comment.

Comment No. 33

The Stock Offering, page 71

In the first paragraph of this section, you state that Hometown Bancorp will offer 49.9% of its common stock to the public; however, disclosure throughout this registration statement refers to 45%. Please reconcile.

Response to Comment No. 33

The prospectus has been revised on page 78 in response to this comment.

Mr. Christian N. Windsor

April 27, 2007

Comment No. 34

Opinions, Exhibit 5.1 and 8.1

We note the language in your legality opinion and tax opinion that they are each issued as of the “date hereof” and that you are under no obligation to update your opinion; please either revise this language to correspond to the effective date of the registration statement or represent to the staff that you will file this opinion concurrent with your acceleration request.

Response to Comment No. 34

The executed legality and tax opinions will be filed concurrently with the Company’s acceleration request.

Comment No. 35

Financial Statements as of December 31, 2006

Note 1, Significant Accounting Policies

Securities, page F-7

We refer to the statement in the third paragraph that states premiums and discounts on securities available for sale and held to maturity are recognized in interest income using a method which approximates the interest method over the term of the securities. Please tell us and revise this note to:

•	Describe the specific method used to amortize discounts and accrete premiums;

•	State if the use of this method results in a material difference with respect to what the result would have been had the effective interest method been used.

Response to Comment No. 35

The method used to amortize premiums and discounts into interest income is the level yield method. We believe the level yield method approximates the effective interest method over the term of the securities. The results of the level yield method are not materially different from the effective interest method. Note 1 of page F-7 has been revised to reflect this.

Comment No. 36

Financial Statements as of December 31, 2006

Note 1, Summary of Significant Accounting Policies, Loans Receivable, page F-8

We refer to the purchase of loan participations for $2.2 million in 2006 as stated in Table 2, Summary of Loan Activity on page 44. Please tell us and revise this note to describe how these loan participations are valued and how impairments are determined and recorded in the financial

Mr. Christian N. Windsor

April 27, 2007

statements. Provide a cross reference and state where these loan participations are disclosed in Note 3, Loans Receivable and Allowance for Loan Losses on page F-16.

Response to Comment No. 36

There are no differences for accounting and disclosure purposes between loans originated and loan participations purchased. Therefore, we do not believe additional disclosure in note 1 of the notes to the consolidated financial statements is necessary. Loan participations purchased are included in the first mortgage loans, commercial and other loans, and commercial loan categories of note 3 of the notes to the consolidated financial statements. Loan participations purchased undergo the same underwriting, valuation and impairment standards as all loans originated at the Bank. Loans receivable, including loan participations purchased, are stated at their outstanding unpaid balances, net of an allowance for loan losses. An allowance for loan losses is maintained for loan participations purchased at a level considered adequate to provide for losses that can be reasonably anticipated. Loan participations purchased, like all other loans, are considered in the allowance for loan losses calculation. Management’s periodic evaluation of the adequacy of the allowance is based on the Bank’s past loan experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. Loan participations purchased are considered impaired, as with all loans, when based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement.

Accordingly, we do not believe that a cross-reference is necessary since such loans are already included within the respective categories.

Comment No. 37

Financial Statements as of December 31, 2006

Segment Information, page F-11

We refer to the statement that the Company states it does not have discrete financial information to allocate expenses between its community banking and investment brokerage activities. Please revise Note 1, Significant Accounting Policies to describe the revenue recognition policies with respect to your investment brokerage activities or state, if true, that they are immaterial.

Response to Comment No. 37

The investment brokerage segment revenue was $76,000 and $74,000 for the years ending December 31, 2006 and 2005, respectively. This is 0.8% and 1.0% of total revenue (interest income and non-interest income) for years ending December 31, 2006 and 2005, respectively. We do not consider investment brokerage segment revenue material to the consolidated results of operations and have added a statement to that effect on page F-11.

Mr. Christian N. Windsor

April 27, 2007

*  *  *  *  *

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please telephone Lawrence M.F. Spaccasi or the undersigned at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Christina M. Gattuso

Christina M. Gattuso

Enclosures

LMFS/CMG/tmo

cc:	Edwin Adames, Securities and Exchange Commission

John P. Nolan, Securities and Exchange Commission

Kathryn McHale, Securities and Exchange Commission

Thomas F. Gibney, Hometown Bancorp, Inc.

Lawrence M.F. Spaccasi, Esq.

Joseph J. Bradley, Esq.